Code of Business Conduct

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Contents

TARONIS STANDARDS OF BUSINESS CONDUCT	3
DISCUSSING AND REPORTING COMPLIANCE CONCERNS	4
COMPLIANCE WITH ANTITRUST LAWS	5
DOING BUSINESS WITH GOVERNMENTS	5
FOREIGN CORRUPT PRACTICES ACT COMPLIANCE (“FCPA”)	6
EMPLOYMENT AND THE WORKPLACE; AVOIDANCE OF DISCRIMINATION AND HARASSMENT	7
CONFLICTS OF INTEREST	8
GIFTS, ENTERTAINMENT, BRIBES AND KICKBACKS	9
MATERIAL NON-PUBLIC INFORMATION AND SECURITIES TRADING	11
MAINTAINING A SAFE, SECURE AND ENVIRONMENTALLY RESPONSIBLE WORKPLACE	12
INFORMATION SECURITY AND PRIVACY	13
PROTECTION AND PROPER USE OF TARONIS’ ASSETS	15
FINANCIAL INTEGRITY AND REPORTING	16
COMPLIANCE WITH EXPORT/IMPORT LAWS	17
RECORDS MANAGEMENT	18
POLITICAL CONTRIBUTIONS AND LOBBYING	19
BUSINESS INTEGRITY CERTIFICATION	21

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TARONIS STANDARDS OF BUSINESS CONDUCT

Core Value

Taronis is committed to high standards of ethical and responsible conduct in compliance with applicable laws in all the countries in which it does business. At its most basic level, this requires dealing fairly and honestly with employees, customers, suppliers, shareholders, competitors, the public and the communities in which we work. Taronis’ reputation is built on the individual actions of each of its employees and representatives, and you have an essential role in meeting this commitment. In addition to being the right thing to do, strong ethical and legal compliance makes good business sense. Questionable business practices and shortcuts do not work in the long run. Only responsible, ethical behavior leads to sustainable business success.

Our Standards

Our standards are not intended to be all inclusive. Nor do they purport to address every question or issue that you might encounter in the workplace. These standards do, however, highlight certain issues that you are likely to confront in your day-to-day work. They are designed to help you comply with Taronis policies and increase your awareness of key compliance and ethical issues. If you have any questions about proper conduct in any situation that might be covered by these standards, consult with your supervisor, your local compliance office, your Human Resources representative, or the Legal Department.

Applicability and Effect

These standards apply worldwide to all employees of Taronis Fuels, Inc. and its majority-owned subsidiaries and affiliates. These standards apply to all Taronis directors, officers, employees, representatives, and others acting on behalf of the company. You are responsible for complying with these standards even if the laws where you work are less stringent than the requirements of these standards. Taronis takes these standards very seriously and non-compliance, depending upon the circumstances, will result in serious disciplinary action up to and including termination of employment.

Expectations

Employees will:

●	Comply with both the spirit and letter of these standards and the laws of the country in which your workplace is located.
●	Complete all compliance training when required.

Managers/Supervisors will:

●	Foster an atmosphere that demonstrates the importance of these standards and act as a role model in regard to integrity compliance.
●	Ensure that all employees under your direct and indirect supervision familiarize themselves with these standards and receive appropriate training.
●	Establish internal controls designed to prevent and detect non-compliance with these standards.
●	Ensure that agents, representatives and others hired to act on behalf of the company are aware of these standards and agree to act accordingly.

Annual Certification

Most employees will be asked each year to certify that they have read, understand and complied with these standards and, if applicable, other supplemental standards related to their work responsibilities.

Q: How do I know if I am doing something unethical?

A: If you are uneasy about what you are doing or if you have any reason to believe that your actions may be illegal, or if you are worried about whether your actions will be discovered, or if you would not want your actions to be publicly known, you might be in danger of unethical behavior. Do not ignore your instincts. Stop, consider what you are doing, and get advice from your supervisor or the Legal Department.

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Q: What should I do if my supervisor asks me to do something that I think violates Taronis’ standards or is illegal?

A: Don’t do it! No matter who asks you to do something, if you know or suspect that it is wrong, you should refuse to do it. If you are uncomfortable talking to your supervisor directly about the situation, you should contact the Legal Department.

DISCUSSING AND REPORTING COMPLIANCE CONCERNS

Ensuring compliance with these standards is not just the job of the chief legal officer or senior management. It is every employee’s job. Meeting Taronis’ high integrity standards require your active engagement and alertness to identify possible non-compliance.

How To Report A Compliance Issue

If you suspect that a non-compliance has occurred at your workplace, report your concern to your supervisor or Human Resources representative. If you are uncomfortable talking to someone at your location, you may call or email the chief legal officer.

It is a violation of Taronis policy for any person to retaliate against any individual who has made a report in good faith. Any employee who takes any retaliatory action against any person who has in good faith raised any questions or concerns about compliance with any Taronis policy will be subject to discipline that may include termination of employment. In the event that any allegation of retaliation is filed by a Taronis employee with a government authority, Taronis will cooperate with such government investigation.

Expectations

Employees will:

●	Be alert to possible non-compliance, as well as unacceptable behaviors such as pressure to compromise standards.
●	Report any concerns you have about compliance in your workplace to your manager or through any of the channels previously described within 48 hours of discovery.
●	Cooperate with any investigation into possible non-compliance.

Managers/Supervisors will:

●	Maintain an open working environment in which employees feel free to report any suspected noncompliance, free from retaliation.
●	Promptly report to the Legal Department or the chief legal officer any complaints or allegations regarding suspected non-compliance or retaliation within 48 hours of discovery.

Q: If I report something suspicious, will I get in trouble if my suspicion turns out to be wrong?

A: If you suspect something is wrong, you cannot be disciplined or subjected to retaliation as long as you honestly have a concern. As a Taronis employee, you have the responsibility to report improprieties or suspected non-compliance.

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Q: Can supervisors really get dismissed for retaliating against an employee who in good faith reports suspected ethical or non-compliance?

A: Yes. Taronis takes these standards very seriously. Retaliation against an employee who reports a suspected compliance violation in good faith can result in disciplinary action up to and including termination of employment.

COMPLIANCE WITH ANTITRUST LAWS

Taronis is committed to compliance with the “antitrust” or “competition” laws in each country in which it does business.

A major requirement of competition law is that you are strictly prohibited from having discussions with competitors regarding such matters as pricing, terms and conditions of sale, bid rigging, customer boycotts, and allocations of customers, territories or markets.

You must also exercise care to avoid discussing competitively sensitive information in situations where you have close contact with competitors such as joint venture, acquisition and divestiture discussions, attendance at trade associations and trade shows, engagement in product sourcing and encounters at customer locations. Any joint venture, acquisition or divestiture discussions must begin with the signing of a confidentiality agreement which is provided or approved by the Legal Department. In addition, you must obtain the approval of your supervisor and the Legal Department before attending trade association meetings.

Your following this guidance will enable Taronis to continue to conduct its business within the boundaries of fair competition and thereby avoid government investigations and potential civil and criminal liability (including substantial monetary fines) that can arise from violation of competition laws. In some cases, individual employees may be subject to criminal liability and jail time for proven violations of the competition laws.

Expectations

Employees will:

●	Promptly report directly by telephone to the Legal Department, the chief legal officer or the any encounters in which a competitor seeks to engage you in an inappropriate conversation, or makes a suggestion that you suspect may be a violation of law.
●	Plan in advance, with the assistance of your supervisor and the Legal Department, any prospective meeting with a competitor.
●	Seek approval from your supervisor and the Legal Department before joining or participating in a trade association, professional society, or standards-setting or product certification organization.
●	Review in advance with the Legal Department any materials prepared for use at industry meetings, seminars or trade shows.
●	Only use forms of agreement approved by the Legal Department with respect to sales transactions, joint ventures, acquisitions and divestitures.
●	Refrain from any activity which could be construed as anti-competitive conduct.
●	Not improperly seek or receive a competitor’s or customer’s proprietary information or induce improper disclosure of such information.

DOING BUSINESS WITH GOVERNMENTS

Taronis is committed to compliance with all laws applicable to doing business with governments in every country in which Taronis does business.

A key requirement for doing business with governments is that no employee may (a) submit a bid for a government contract or sign a government contract or (b) use company funds to entertain, pay travel, lodging or dining expense for, or make a gift to, a government official without the approval of the designated government contracts coordinator for your business or region and the Legal Department.

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Non-compliance with the requirements of these standards can create legal exposure for both the company and for you, including possible criminal prosecution and substantial monetary fines.

Expectations

Employees will:

●	Coordinate all government bids and contracts (including amendments) and contract execution and administration of any government contracts with the designated government contracting contact and the Legal Department.
●	Not sign any government contract that has not been approved by your government contracting contact and the Legal Department.
●	Obtain the approval of your supervisor and the Legal Department before giving anything of value to, entertaining or paying travel or lodging costs for a government official.

Cross References to Other Headings in these Standards:

●	Foreign Corrupt Practices Act Compliance
●	Political Contributions and Lobbying
●	Financial Integrity and Reporting

Definition of “government official”: For purposes of these standards, a government official means an officer, employee or an official representative of a government or any department, agency, or instrumentality of a government, or a public international organization. Government officials can also include (1) officers and employees of state-owned companies; (2) uncompensated honorary officials whose duties are merely ceremonial if such officials have actual influence in the award of business; and (3) members of royal families who may lack “official” authority but maintain managerial interests in governmental industries or governmental controlled companies.

FOREIGN CORRUPT PRACTICES ACT COMPLIANCE (“FCPA”)

Taronis is committed to compliance with all laws applicable to making payments or giving of anything of value to government officials in every country in which Taronis does business.

Anti-bribery

A major requirement of FCPA compliance is that no employee may directly or indirectly through a third party knowingly make any payment or provide anything of value to a foreign government official or other person with the intent to influence the official in order to obtain or retain business for Taronis or any majority owned subsidiary or affiliate thereof.

Permissible Payments

Under the FCPA, a payment is permitted if it is not unlawful under the written laws and regulations of the foreign country. For example, a local law may authorize political contributions.

Facilitating Payments

As an exception to the general rule against offering anything of value to foreign government officials, the FCPA allows the payments to foreign government officials of small sums to facilitate or secure the performance of certain routine, non-discretionary government functions. This exception is very narrow and includes limited types of actions such as clearing customs, issuing licenses or processing paperwork. Routine governmental actions do not include any situation in which the foreign government official has discretion to decide whether or not to award new business or continue existing business. Any payment to influence these actions violates the FCPA and is against Taronis policy. Finally, while “facilitating payments” may be legal under U.S. law, they may be illegal under the laws of some countries in which the foreign government officials reside or work. Employees must consult with the Legal Department before making any “facilitating payments” to ensure that such payments are legal under applicable law.

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Reasonable Expenses for Product Promotion and Performance of a Contract

Bona fide expenses for travel, meals, and lodging by or on behalf of a foreign government official related to the promotion of Taronis products or the execution or performance of a contract are permissible under the FCPA. However, the expenses must be reasonable and directly related to the promotion of products or execution or performance of a contract with a foreign government or agency. Taronis may not pay for any expenses for family members of the foreign government officials, or cover both travel expenses and per diem expenses of the official.

Legal Department Clearance

Due to the complexities surrounding the above exceptions, consult the Legal Department for advice before making or authorizing any payment or providing any gift, good or service of value to a foreign government official, even if you think it is for a routine governmental action, for a reasonable expense, or is permitted by the law of that country. This clearance process applies also where any such payment would be made indirectly through an agent, sales representative, or otherwise.

Record Keeping and Internal Accounting Controls

Employees must not establish an illegal on-book or off-book fund for the purpose of using such funds to make payments or provide anything of value to a foreign government official.

Non-compliance with the requirements of the FCPA can create legal exposure for both the company and for you, including possible criminal prosecution and substantial monetary fines.

Expectations

Employees will:

●	Obtain the approval of your supervisor and the Legal Department before making any payment or giving anything of value to a foreign government official.
●	Before engaging an agent, broker or representative, conduct appropriate due diligence, complete a formal contract containing warranties regarding compliance with prior written approval from the Legal Department, and otherwise assure yourself that such intermediary will not make improper payments to a foreign government official on Taronis’ behalf.
●	Not hire a foreign government official or a family member of a foreign government official to perform services for Taronis without prior approval from the Legal Department.

Cross Reference to Other Heading in these Standards:

●	Doing Business with Governments

EMPLOYMENT AND THE WORKPLACE; AVOIDANCE OF DISCRIMINATION AND HARASSMENT

Taronis is committed to recruiting, hiring, compensating and promoting people based solely on their abilities, performance and qualifications for their jobs and to maintaining a professional work environment in which employees are treated with respect and dignity. As part of our commitment to equal employment opportunity, Taronis prohibits discrimination or harassment based on race, color, religion, gender, national origin, age, disability, veteran status, pregnancy, or sexual orientation. This prohibition is applicable to all Taronis employees worldwide whether or not such behavior is prohibited by the laws wherever you work. Taronis is also committed to complying fully with applicable labor and employment laws wherever it operates.

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Expectations

Employees will:

●	Treat their colleagues in the workplace with dignity and respect.
●	Not engage in discrimination or harassment as described above.
●	Immediately report any conduct you believe to be discrimination or harassment to your supervisor or your Human Resources representative. However, if you are not comfortable reporting to either of the foregoing, you may report your concern to the chief legal officer.

Managers/Supervisors will:

●	Foster an inclusive environment in which different backgrounds, perspectives and points of view are respected and valued.
●	Not retaliate against any individual who has complained of discrimination or harassment or participated in a company or external investigation into such complaints.
●	Not engage in a romantic or sexual relationship with any employee for whom you have direct or indirect supervisory responsibility or use your position directly or indirectly in any attempt to extract sexual favors.

Examples of Harassment:

Behavior that creates an intimidating, hostile or offensive work environment based on any of the factors listed in the main text. Some examples of harassment, regardless of the method of communication, include:

●	Disparaging or derogatory comments, gestures, jokes, pictures, or drawings relating to race, color, religion, gender, nationality, age, disability, pregnancy, or sexual orientation, or ridiculing an employee because of any of these factors;
●	Sexual comments, gestures or jokes;
●	Displaying sexual pictures or photos; or
●	Unwelcome physical contact; or
●	Unwelcome sexual advances or requests for sexual favors.

CONFLICTS OF INTEREST

You (and your family members) must avoid any personal, financial or family interest that could result in a conflict of interest with your obligations as a Taronis employee. Even the appearance of a conflict of interest could damage Taronis’ reputation or adversely affect its business interests. Therefore, you must be sensitive to how your activities and relationships within and outside the scope of your Taronis employment will be viewed by others. You cannot use your position at Taronis to obtain any direct or indirect payment or business advantage that would not otherwise be available to you or any member of your family.

In addition, company policy requires that executive officers and board members must seek board review and approval of any relationship, transaction or investment that could create a possible conflict of interest.

Expectations

Employees will immediately consult with their supervisor if they have a question whether a conflict of interest exists or may arise in their business or personal activities.

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Cross Reference to Other Heading in these Standards:

●	Gifts, Entertainment, Bribes and Kickbacks

A “conflict of interest” may occur when an individual’s personal interest is, or has the appearance of being adverse to or competitive with the interests of Taronis or when it interferes with the proper performance of the individual’s duties or loyalty to Taronis. These may include, among others:

●	a financial, controlling or influencing interest in a supplier or customer;
●	outside employment conducted during normal working hours or using Taronis resources or confidential or proprietary information for personal gain;
●	receipt by you or your family of personal benefits as a result of your position in Taronis (particularly from a person or firm doing business or seeking to do business with Taronis or otherwise seeking to influence your actions on behalf of Taronis);
●	competing with Taronis for business opportunities;
●	taking for yourself opportunities that are discovered using Taronis resources or information gained in the course of your employment,
●	assuming any role outside Taronis during normal working hours that would interfere with your proper job performance or otherwise conflict with Taronis’ interests

Q: I would like to start an outside business in addition to my Taronis job. Is this a conflict of interest?

A: An outside business activity does not necessarily put you in a conflict of interest situation — but it may. It may also conflict with the terms of your employment. You must obtain the approval of your supervisor and the Legal Department before you start your outside business so that an assessment can be made.

Q: One of my club members is starting a business and has products that are available at a terrific price. Can Taronis purchase from my friend’s company?

A: It is possible for Taronis to purchase from your friend’s company provided that proper procedures are followed, but you must first obtain the approval of your supervisor and the Legal Department. You must also take care to try not to improperly influence the bidding process or attempt to personally benefit from the transaction.

GIFTS, ENTERTAINMENT, BRIBES AND KICKBACKS

Gifts and Entertainment

You should be very careful about accepting gifts, meals and entertainment from companies who do business or seek to do business with Taronis. Although the laws and customs around the world differ, a general rule is that no Taronis employee should accept a gift, entertainment or other favor if, due to its value, it will create an obligation or appear to influence your independent business judgment. If you have any questions whether it is appropriate to accept any gift, you should consult your supervisor and the Legal Department.

Similar considerations govern the giving of gifts, entertainment and other things of value to customers. Any such gifts, entertainment and the like must have a legitimate business purpose and be reasonable in amount. See the Q’s and A’s for guidelines on determining the appropriateness of a gift. Special care must be taken in regard to giving anything of value to, or entertaining, government officials and employees.

Bribes and Kickbacks

Bribes and kickbacks are strictly prohibited and can create legal exposure for the company and for you personally. The giving or acceptance of a bribe or kickback will result in possible criminal prosecution. The company will cooperate with any government investigation or criminal prosecution regarding illegal bribes or kickbacks, whether or not the employee believed the acts were in the best interest of the Company.

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Expectations

Employees will:

●	Never request personal gifts, favors, entertainment or other services from an existing or prospective vendor, supplier or customer.
●	Reject and report to your supervisor any gift, entertainment or favor offered to you or any family member that is not consistent with customary business practices or otherwise appears to be given in order to obtain undue influence.
●	Never offer or accept any bribe or kickback, either directly or indirectly.

Cross References to Other Headings in these Standards:

●	Conflicts of Interest
●	Doing Business with Governments
●	Foreign Corrupt Practices Act Compliance

Inappropriate Gifts or Entertainment: The appropriateness of a gift, entertainment or favor, whether given or received, depends upon many factors including its value, its purpose and the setting in which it is given or received. If the gift, meal or entertainment is lavish or unusual in relation to customary business practices, it is probably not acceptable. If you are in the middle of transaction negotiations, bid evaluations or dealing with a government employee, it is probably not acceptable for you to receive a gift.

Prohibited gifts, entertainment or favors, either given or received, include but are not limited to:

●	Entertainment of a lewd, offensive or illegal nature;
●	Gifts of cash, or cash equivalents (such as securities);
●	Gifts to government officials and employees.

Bribes and Kickbacks: A bribe is anything of value given to someone with the intent of obtaining favorable treatment from the recipient. Kickbacks consist of payment in cash or kind, including goods, services, or forgiving any sort of obligation provided to a customer or supplier for the purpose of improperly obtaining or rewarding favorable treatment in connection with a sale or purchase. You should consult with the Legal Department if you have a question as to whether any payment or providing something of value could be considered a bribe or kickback.

Q: A supplier offered me a 15% personal discount. Is this appropriate?

A: You cannot accept a personal discount unless the supplier offers the discount to all Taronis employees.

Q: One of my long-standing business suppliers offered me box tickets to a major concert. His contract is up for renewal. Should I accept the tickets?

A: Probably not. Acceptance of the tickets might be perceived as influencing your decision on the contract renewal. Whatever the circumstances, you should report any offer of a gift or favor that is not consistent with customary business practices to your supervisor and the Legal Department for review and approval.

Q: I know that the vice-president of my business unit organizes special customer events every year for our most important customers and went to the Super Bowl as a guest of a supplier. Is he violating our policy?

A: Probably not. Customer entertainment by Taronis and by suppliers is a common business practice. Assuming the vice-president discussed his or her plans with both his supervisor and the Legal Department and received approval, he or she did nothing wrong.

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MATERIAL NON-PUBLIC INFORMATION AND SECURITIES TRADING

It is illegal for any Taronis employee to trade in (purchase or sell) Taronis stock while in possession of “material non-public information” concerning Taronis. It is also illegal for you to tip (pass on) such information to others who then trade in Taronis stock, even if you do not receive any economic benefit. Trading by your family members is also a risk area as it creates the appearance or presumption that the trade was made based on company information you possess.

The same restrictions apply to trading in another company’s stock (such as a customer or supplier) if you possess material non-public information about that company. Transactions in Taronis stock by Taronis’ officers are restricted to specific “trading windows” occurring shortly after public release of quarterly earnings results so as to minimize even the appearance of trading while in possession of material non-public information. Even during trading windows, officers must clear their trades in advance with the Legal Department. Taronis officers are also required to file reports on Form 4 with the U.S. Securities and Exchange Commission within two (2) business days following the date of the purchase or sale of Taronis stock. The Legal Department will assist in the preparation and filing of Form 4 reports.

The “stock” of Taronis or any other company includes its common stock and any other equity security, and its debt securities, such as bonds or notes. It also includes derivative securities, such as options, puts and calls, relating to the equity or debt securities.

Expectations

Employees will:

●	Review and become familiar with Taronis’ Insider Trading Policy.
●	Consult immediately with the Legal Department if you or anyone acting on your behalf intends to trade stock in Taronis or any associated company and you think you might have material non-public information.
●	Not allow members of your family to trade in Taronis stock while you are prohibited from doing so.
●	Not post regarding Taronis or any associated company in internet chat rooms, message boards, blogs and all other social networking sites (such as Facebook, LinkedIn and Tumblr)
●	Consider restricting your trading activity to the officer “trading windows” if you regularly have access to non-public earnings information for the company or a significant business segment.
●	If you are a Taronis executive officer, file a report on Form 4 within two (2) business days after you purchase or sell Taronis stock.
●	If you have any questions about the applicability of the securities laws of the U.S. or the country in which you reside, you will consult with the Legal Department.
●	Delay any stock transaction until public disclosure is made regarding any prospective or pending corporate or other event, transaction or development of which you are aware.
●	Plan trades so as to avoid the appearance of trading while in possession of material non-public information.

Manager/Supervisors will:

●	Limit dissemination of material non-public information to only those employees who have a need to know.

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“Material Non-Public Information” is information a reasonable investor would consider important in deciding whether to buy, hold or sell securities. Materiality judgments can be difficult, so the Legal Department should be consulted if there is any doubt. Some examples of information that may be material depending on the circumstances are:

●	earnings forecast;
●	significant merger, acquisition, divestiture or joint venture;
●	change in dividend policy;
●	stock split;
●	the receipt of a major contract;
●	purchase or sale of a significant asset;
●	change of control or a significant change in management;
●	significant litigation or government investigation;
●	significant write-off or loss;
●	significant change in prior reported earnings;
●	major shortage of materials or supplies;
●	establishment of a stock repurchase program; or
●	tender offer for another company’s securities

Q: I realize that I can’t buy Taronis stock based on material non-public information, but can I advise a family member or friend to do so?

A: No. You would be violating insider trading laws just as if you were buying the stock yourself. You and the person you advised would be violating the law and could be subject to prosecution.

Q: If I hear that Taronis is about to acquire another company or that a customer is about to merge with another competitor, may I buy stock in the other company or in Taronis before the deal is announced publicly?

A: No. Having obtained material, non-public information, you are an “insider” under securities laws and therefore cannot buy or sell stock in either Taronis or the other company until the deal has been announced to the public.

MAINTAINING A SAFE, SECURE AND ENVIRONMENTALLY RESPONSIBLE WORKPLACE

Taronis is committed to maintaining a safe, secure and environmentally responsible workplace in full compliance with all applicable laws and regulations worldwide. Meeting this standard requires the individual commitment of each employee and constant safety vigilance. Taronis has developed comprehensive safety, security and environmental policies and procedures governing most work processes. Most are developed from long experience and are designed to ensure your safety, protect Taronis property and ensure that Taronis’ environmental practices are world class. You are expected to know and comply with all safety, security and environmental policies and procedures that apply to your work and workplace.

Expectations

Employees will:

●	Be alert to, and report to your supervisor, unsafe practices and work conditions, hazardous material spills, permit compliance issues as well as accidents and injuries.
●	Alert your manager or corporate security of any security concerns.
●	Comply with all safety procedures, all site entry and exit procedures and cooperate fully with security personnel.
●	Properly handle and dispose of hazardous waste in accordance with Taronis’ environmental guidelines and all applicable laws.

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●	Come to work alert and rested, and not under the influence of any illegal substances, intoxicant or sedative.
●	Not possess or use any illegal substances, intoxicant or sedative in the workplace.
●	Not engage in any violence or threatening behavior in the workplace.
●	Make an effort to recycle, conserve water and avoid wasteful practices.

Managers/Supervisors will:

●	Promptly report to the Legal Department and safety and compliance staff all incidents of potential non-compliance with environmental permits and laws and regulations.
●	Promptly address safety and environmental concerns raised by employees.
●	Implement applicable safety and environmental alerts and lessons learned issued by the lead safety and compliance officer.

Q: I’ve been asked by my supervisor to do some work at our plant, but I think it will be unsafe to do it. Should I do it anyway?

A: No. You should not perform unsafe work and you are expected to refuse to do work that is unsafe. Advise your supervisor of your concern. You will not be disciplined for refusing to do unsafe work. If you believe that your supervisor has retaliated against you for refusing in good faith to do unsafe work, you should report it immediately to the chief legal officer or the Human Resources department.

Q: I’m aware of a minor air permit violation at a Taronis plant where I work. Do I really need to tell anyone about it?

A: Yes. Taronis has in place a reporting process requiring that all potential and actual environmental noncompliance, regardless of severity, be reported in writing within 24 hours to the Legal Department and lead safety compliance officer.

Q: I know that my plant’s waste water discharge permit limitations are being met over 95% of the time. Does it really matter if we can’t meet them 100% of the time?

A: Yes. While 95% may seem like excellent performance, the 5% of the time we don’t meet the limitations could result in government enforcement action, including the assessment of penalties and fines, or even a criminal lawsuit. Taronis’ environmental policy requires that we comply with all applicable laws and regulations wherever we operate.

INFORMATION SECURITY AND PRIVACY

Information Security

Confidential or proprietary company information comprises corporate assets critical to Taronis’ competitiveness and business success. You are responsible for safeguarding any information assets to which you have access, in all their various forms, from disclosure to anyone who lacks either the authorization or the need to know. The more sensitive or critical the information, the more care you must use in protecting it. This obligation extends even after your employment with Taronis ends.

It is important that employees comply with Taronis security guidelines when electronically transmitting confidential or proprietary information to a third party. Mail sent from your Taronis e-mail account is an official Taronis communication just like a letter or a fax on Taronis letterhead. All of the company’s computer systems and data, including e-mail and internet use, are subject to unannounced monitoring and inspection as necessary to assure their proper business use and to protect Taronis’ legal interests and reputation.

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You should also exercise great care if and when you participate, either inside or outside of work, in internet chat rooms, message boards, blogs and all other social networking sites (such as Facebook, LinkedIn and Tumblr), discussions since this presents a significant risk of disclosure of confidential or proprietary company information. Also consider the potential legal exposure for Taronis and for you that could arise from an inappropriate comment by you to an outside party that the Securities and Exchange Commission might deem to be material non-public information.

These security obligations also apply to confidential and proprietary information entrusted to Taronis by others such as customers and suppliers.

Privacy

Taronis is committed to complying with all privacy laws applicable in the countries in which we do business. All employees with access to personal employee or customer information must ensure that the information is collected, processed, stored and transferred with adequate precautions to ensure confidentiality and is accessible only to individuals with legitimate business reasons. When appropriate, employees and customers will be asked their consent to the collection and handling of their personal information.

Expectations

Employees will:

●	Properly classify and mark all company correspondence and documents depending upon the level of confidential or proprietary information contained therein.
●	Limit internal dissemination of the company’s confidential information on a need-to-know basis.
●	Follow Taronis security guidelines when electronically transmitting confidential or proprietary information to a third party.
●	Comply with all Taronis computer security guidelines including the use of effective passwords and not allowing others to use your access rights.
●	Not dispose of materials containing confidential or proprietary company information in public places.
●	Not discuss confidential or proprietary company information in public or other places where there is a risk that you might be overheard; nor allow others to see such materials.
●	Not respond to inquiries about Taronis’ business, facilities, employees or customers from someone you do not know.
●	Not speak to members of the media unless provided with prior written authorization by the Legal Department.
●	Comply with all non-disclosure agreements of which you are aware concerning confidential information provided by others, such as customers and suppliers.
●	Not disclose to any customer or others any confidential or proprietary information about another customer without the specific, written permission of the other customer and the approval of your supervisor.
●	Not collect, use or disclose personal employee or customer information except as needed in the performance of your job duties.
●	Properly secure all personal employee and customer information in your custody.
●	Report any suspected security breaches, lost or misplaced confidential information, or any other issues regarding any of the above to the Legal Department within 24 hours of discovery.

Cross Reference to Other Headings in these Standards:

●	Material Non-Public Information and Securities Trading

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Confidential or Proprietary Information can include information Taronis develops in research, production, marketing, sales, legal, financial and other activities and may consist of a formula, method, device, pricing information, strategy and plans, among other things. Certain product, applications and technology information or data may also be proprietary and intended for disclosure to customers only under a license or confidentiality agreement.

If you are uncertain whether any information is confidential or proprietary, you should consult with the Legal Department.

If information has been made public by the company, it is not confidential or proprietary. The following are some of the primary sources of publicly disclosed information:

●	Taronis press releases;
●	Taronis filings with the SEC;
●	Information on Taronis’ public website (but not Taronis’ non-public intranet, if any);
●	Quarterly earnings and investor presentations posted on Taronis public website;
●	Taronis sales and marketing literature; and
●	Material Safety Data Sheets on Taronis’ products

Q: I’m never sure how much I’m allowed to tell people about my work. How can I tell whether things that I know are considered to be proprietary and confidential information?

A: As a general rule, all information related to Taronis business should be considered proprietary and confidential unless it has been released in public documents. Sometimes, it is not easy to make that determination, especially in situations where Taronis has discussions with competitors or customers regarding joint ventures, or other special projects. When in doubt, ask your supervisor or the Legal Department.

“Personal Employee Information” includes, for example, home addresses, e-mail addresses and phone numbers, birth dates, social security numbers, wages, stock option and bonus amounts, savings plan balances, benefit elections, garnishments, performance ratings, training records and medical records or other health information.

PROTECTION AND PROPER USE OF TARONIS’ ASSETS

Every employee has responsibility for safeguarding Taronis assets, including physical assets, funds and intellectual property, from theft, waste and improper use. Taronis’ assets are intended to be used only for the benefit of Taronis’ business and not for personal advantage. For example, you may not conduct personal business on company premises or use company resources, such as computers, tools, equipment, vehicles, or other property, for personal business. These same obligations apply to assets that have been entrusted to us by other companies such as customers and suppliers.

Expectations

Employees will:

●	Limit any personal use of Taronis’ computer resources to a reasonable, incidental level that does not interfere with your job performance and does not violate any Taronis policy.
●	Use Taronis supplied software only in accordance with the license agreement and copyright laws.
●	Properly secure any Taronis property, including Taronis intellectual property, under your custody or control.
●	Familiarize yourself with your limit of authority under the corporate approval authorizations, and not engage in transactions beyond those limits.
●	Follow corporate intellectual property guidelines in using any Taronis trademark or brand.

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●	Not make business travel plans that result in unnecessary additional expense to Taronis.
●	Report any suspected fraud, theft or misuse of Taronis property to your manager within 48 hours of discovery.
●	Alert your manager if you observe the violation of any of the above or the presence of a possibly unauthorized person at any workplace.

Q: This weekend I am doing some construction work on my house. May I bring home the tools I use at work?

A: No. Taronis tools and equipment are to be used for business purposes only.

Q: My computer is a Taronis asset. Can I use it to send and receive personal e-mails?

A: Limited personal use of a Taronis computer is acceptable provided 1) it does not affect your performance, 2) does not violate the law or any other Taronis policy such as those regarding information security, privacy or harassment, and 3) you do not send or receive e-mails that include sexually graphic or otherwise inappropriate or unprofessional material.

Q: I am planning a business trip and want to travel via London to see my parents. The Taronis travel agent has told me that the ticket with this routing is more expensive. Can I book it anyway?

A: No. Your travel plans must never incur unnecessary additional cost to Taronis. Also, you should not extend your business trip to take vacation or arrange for a rerouting of your trip for personal reasons unless you have prior written approval from your supervisor.

FINANCIAL INTEGRITY AND REPORTING

The maintenance of accurate and complete books and records is essential in order to comply with many of the laws and regulations to which Taronis is subject. In addition, sound business decisions rely on the accuracy of our books and records. Accuracy and completeness of Taronis’ books and records require, among other things, that:

●	No asset or fund is maintained or used which is not recorded on Taronis’ books.
●	No false or fictitious entry or misrepresentation is made in a business document.

Taronis is committed to fair, accurate, timely, and understandable disclosure and financial reporting in full compliance with all applicable laws. Even if you are not directly responsible for the preparation of disclosures or financial reports, you are responsible for ensuring that relevant events and facts in your area of responsibility are timely communicated when requested by the appropriate Taronis personnel. These principles apply to all Taronis books, records and documents, not only accounting or financial reports and records. You must ensure that any book, record or document you prepare, review or approve is reliable, accurate, complete and without false entry or misrepresentation and is not otherwise misleading.

Taronis’ independent auditor is particularly important to maintaining financial integrity and accurate reporting. Taronis is committed to enforcing safeguards to preserve the independent auditor’s independence.

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Expectations

Employees will:

●	Exercise care with respect to any books and records or supporting document that you prepare, review or approve to ensure that it is accurate, complete and reliable.
●	Seek guidance when you are uncertain how to properly account for or record a transaction, event or fact.
●	Raise questions if you see 1) financial results that seem inconsistent with underlying business performance; 2) a transaction that does not appear to have a valid underlying business purpose; or 3) a payment that appears to have been made for a purpose other than as described in the documents supporting the payment.
●	Provide full and accurate disclosure of relevant facts in connection with the preparation of reports by Taronis’ auditors or authorized Taronis personnel.
●	Report any attempts to improperly influence, impede or deceive the internal or external auditors to the Legal Department within 24 hours.

Managers/Supervisors will:

●	Promptly report to the director of internal accounting, the chief legal officer or the chief compliance officer any complaints, allegations or suspicions regarding improper accounting, internal accounting controls, auditing matters, fraud involving senior management or any retaliation for reporting the matter.
●	Promptly report to the director of internal reporting, director of external reporting, Chief Financial Officer, the chief legal officer any personnel matter, including the actual or potential hiring of a current or former employee of the independent auditor that might adversely affect the independent auditor’s independence.

Books and Records include electronic or hard copy accounts, vouchers, invoices, bills, purchase orders, receipts, expense reports, payrolls, service records, requests for payment, driver logs, delivery records, time sheets, inventory records, inspection reports, measurement or performance records.

Q: I’m concerned that my manager may be committing fraud against Taronis, but I’m not really sure. What should I do?

A: Report your concern to the director of internal reporting, director of external reporting, Chief Financial Officer, or the chief legal officer. All information received and related discussions will be kept confidential and the facts will be professionally investigated. For more information, see earlier section on Discussing and Reporting Compliance and Ethical Concerns.

Q: My boss asked me to play with some numbers so that our results for the quarter will look better, and then fix it next quarter. He implied that my job would be at risk if I don’t do it. I don’t feel comfortable about it, but I’m scared. What should I do?

A: Do the right thing. Implied threats to your employment or attempts to intimidate employees into unethical behavior won’t be tolerated for any reason. You should promptly report the conversation to the director of internal reporting, director of external reporting, Chief Financial Officer, or the chief legal officer.

Q: When I ordered equipment recently, my boss told me to log the charge against another expense category. He explained that our equipment budget couldn’t handle the expense, and that it has no effect on the total budget. What should I do?

A. You should not knowingly make an incorrect entry in the books and records of the company. Explain this to your boss. If he persists, promptly report your supervisor’s request to director of internal reporting, director of external reporting, Chief Financial Officer, or the chief legal officer.

COMPLIANCE WITH EXPORT/IMPORT LAWS

Taronis is committed to compliance with U.S. and global importing and exporting laws. These laws govern or can require the obtaining of permits or licenses, valuation, end-user/end-use screening, record keeping, filing and marking of products, services and technologies that Taronis exports or imports to or from any country and may prohibit or restrict the exportation, importation, or re-exportation of commodities based on factors such as origin, classification, dual use potential or customer identity.

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In some cases, the laws of an exporting country, including those of the U.S., can prohibit exports and re-exports to specifically designated or “embargoed” countries. U.S. law prohibits participation by Taronis and its non-U.S. subsidiaries in any boycott imposed by one country against another that is not sanctioned by the U.S. government. Compliance with illegal boycott requests or failure to promptly report them to the U.S. government can subject Taronis to severe penalties.

There are numerous export and import controls applicable under the laws of the U.S. and other countries in which Taronis operates and related penalties that can affect Taronis’ operations and impose penalties for noncompliance in unexpected ways; so it is essential that you consult the export/import compliance manager and the Legal Department regarding any prospective transactions involving the export or import of Taronis products or technologies to or from each country.

Expectations

Employees will:

●	Consult with the export/import compliance manager and the Legal Department before entering into any transaction or agreement (including outsourcing) involving the export, import or re-export of any product, component, service or technology.
●	Consult with the export/import compliance manager and the Legal Department before hand-carrying the company’s products or technologies or information across international borders.

Cross Reference to Other Heading in these Standards:

●	Doing Business with Governments

Q: Taronis just won a supply bid but the draft contract contains a provision requiring that we agree not to use components or persons from a certain country in performing the contract. Would signing the contract violate the U.S. anti-boycott law even if we don’t intend to use anything from that country?

A: Quite possibly. The Legal Department should review the contract (and any related correspondence). In this case, the boycott language must be removed if the boycott is not sanctioned by U.S. governmental authorities. A verbal agreement to comply with the removed language is also not permissible.

Q: A foreign affiliate has purchased a product which is a dual-use (commercial and military) item manufactured by Taronis in the U.S. The affiliate wants to resell the item to an end-user located in a country subject to a U.S. embargo. The laws of the affiliate’s country permit exports to the embargoed country. May the affiliate resell the item to the end-user in the embargoed country?

A: Not without a license. U.S. export laws regulate the re-export of U.S. origin goods from one country to another. Even though the affiliate’s country permits exports to the embargoed country, U.S. law still applies. Any proposed export or re-export of U.S. origin goods or technology where the ultimate destination is a country subject to a U.S. embargo should be first cleared with the Legal Department.

RECORDS MANAGEMENT

A strong records management program is an essential ingredient of an effective compliance program. Records (including hard copy documents and e-mails) must be retained or destroyed according to applicable record retention schedules, except for documents subject to “hold orders.”

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The Legal Department will issue “hold orders” regarding records subject to pending or threatened investigations and proceedings. Until the hold order is withdrawn, such records must not be destroyed or altered, regardless of the otherwise applicable records retention schedule.

Expectations

Employees will:

●	Familiarize yourself and comply with the records management policy (as and when it is introduced to your business location) and the records retention schedules applicable to the records under your control.
●	Discard company records only in accordance with the records retention schedules applicable to your business.
●	Refrain from destroying or altering any records 1) at the time when you become aware of an actual or threatened lawsuit or investigation or 2) your receipt of a legal hold order, whichever occurs first, notwithstanding the otherwise applicable records retention schedules.
●	Promptly report to the Legal Department the nature of any potential litigation or investigation of which you become aware.

Q: I just received a promotion and inherited a number of files from my predecessor. Am I obligated to retain and manage all of those records?

A: Your obligation to retain and manage such records should be determined by reviewing them against the record retention schedules and hold orders applicable to your business unit.

Q: I just received a hold order from the Legal Department. Do I need to retain e-mails as well as hard copy of documents?

A: Yes. E-mails are also considered to be documents and you must retain them in accordance with applicable record retention schedules.

POLITICAL CONTRIBUTIONS AND LOBBYING

Political contributions and lobbying are governed by various federal and local laws in the countries in which Taronis does business. For example, in the U.S., corporations are prohibited from making contributions to federal and certain state candidates, except via federal political action committees (“PACs”). At the federal and state level in the U.S., lobbyists are required to register and file periodic activity reports. Due to the complexity of these laws and associated penalties for violations, employees are strictly prohibited from making political contributions, lobbying, or providing gifts on behalf of Taronis without advance approval from their supervisor and the Legal Department.

Non-compliance with these standards can create legal exposure for the company, including possible civil and criminal liability and substantial monetary fines.

Expectations

Employees will:

●	Not make any political contributions or engage in any lobbying on behalf of Taronis or otherwise attempt to influence any government official or an elected member of a legislative body without the prior written approval of your supervisor and the Legal Department.
●	Not use Taronis funds, property, personnel or services in support of any political party or committee, or candidate for or holder of any elected or appointed office of government.
●	Not represent yourself to any government personnel or agency as authorized to speak on behalf of the company in support of a political candidate or party.

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●	Not engage in personal political activity on Taronis time or use Taronis resources for such purpose.
●	Not, on behalf of Taronis, provide, request, or direct gifts of any value, including travel, to members, officers or staff of the Congress of the United States of America, or to any holder of any elected or appointed office of government.

Managers/supervisors will not coerce or pressure any employee to contribute to any political candidate party.

Q: Is it permissible for me to make a political contribution from my personal account and then submit a request to be reimbursed by Taronis?

A: No. Your contribution would be deemed to be a contribution by Taronis, which is prohibited by U.S. federal law and the laws of many states.

Q: Am I restricted in any way regarding the political candidates to whom I or any family member can personally contribute?

A: No, except all personal political contributions to state candidates or political parties should be reported to the Legal Department to enable the company to comply with “pay-to-play” laws.

Q: Are there any penalties or fines applicable to a failure to register and file periodic reports with respect to lobbying activity?

A: Yes; in some cases, the U.S. penalties and fines can be quite substantial.

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BUSINESS INTEGRITY CERTIFICATION

I agree that, should I become aware of any situations involving non-compliance with the Taronis Business Conduct Standards, I will report these issues within 48 hours of discovery.

PRINT NAME

PRINT BUSINESS UNIT

SIGNATURE

You are warned that making a false statement on this or any other Taronis document is grounds for discipline up to and including termination. If you are unable for any reason to complete the certification, please contact your supervisor, your Human Resources representative, or the Legal Department.

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